SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com

                                   May 11, 2006

Elaine Wolff, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re: Syndication, Inc. (f/k/a Syndication Net.Com, Inc.) Registration Statement on Form SB-2
                  Filed February 3, 2006
                  File No. 333-131538

Dear Ms Wolff:

      This firm represents Syndication, Inc. (the "Company") in the above-referenced matter. Enclosed for filing is the Company's Amendment No. 1 to its Form SB-2. Below, please find our responses to your February 14, 2006 comment letter:

General

1. We note that you previously filed a registration statement on Form SB-2 to register for resale shares underlying an equity line agreement with Cornell Capital went effective. See file No. 333-118578. We also note your disclosure on page 5 that on December 30, 2005 you terminated the equity line agreement with Cornell Capital. Please tell us whether Cornell Capital sold any securities under that registration statement. Also, tell us whether you plan to file an amendment to deregister any remaining unsold securities.

      Response

      Cornell Capital sold 37,549,929 shares under the equity line and 5,208,191 shares of common stock issued upon conversion of the convertible note. We have filed an amendment to deregister any remaining unsold securities.

2. Tell us how you determined that the sale of the convertible notes to Cornell Capital was completed and eligible to be the subject of resale registration statement given the investment discretion retained by Cornell Capital. For example:

      o Under section 7(b)(iv) of your Amended and Restated Securities Purchase Agreement Cornell Capital has no obligation to fund at the Second Closing if the Company has filed the registration statement.


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      Response

      Please be advised that section 7(b)(iv) of the Amended and Restated Securities Purchase Agreement contained a mutual mistake that both Cornell Capital and the Company have acknowledged. The proper language of the Amended and Restate Securities Purchase Agreement should have stated that Cornell Capital has no obligation to fund at the Second Closing if the Company has not filed the registration statement. As such, Cornell Capital did not retain any investment decision in connection with this financing. Further, on February 3, 2006, Cornell Capital and the Company closed the second tranche of the financing. As a result of the acknowledgment of the fact that there was a mutual mistake by both parties and that the second tranche closed on February 3, 2006, we do not believe that this comment is still applicable.

                                       ***

      Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494

                                             Sincerely,

                                             /s/Stephen Fleming
                                             -----------------------------------
                                             Stephen Fleming